SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens’ FIS Wins XCelent Award

Recognized for Breadth of Functionality in North American Life and Annuity Policy Administration

Cary, NC – December 20 2011 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, today announced that its FIS Life and Annuity policy administration solution – ALIS - has been named the winner of an XCelent Award, earning the leading score for Breadth of Functionality in Celent’s new North American Policy Administration System 2011: Life, Annuities and Health report.

“ALIS offers a wide range of policy administration features and functions for a broad range of individual and group life, health, group retirement plans and individual annuity lines of business,” said Karen Monks, Analyst in Celent's insurance practice and co-author of the report. “Having only entered the North American market in 2009, Sapiens’ FIS has expanded its client base quickly.  The most recent enhancements to the GUI only improve its ability to attract clients.  With an intuitive and very efficient back office user interface, ALIS has a level of usability not seen in many other policy administration systems.”

Including profiles of 18 policy processing systems in use for life, health, and annuity products, the report utilizes Celent’s ABCD Vendor View framework to benchmark and evaluate the solutions. Results were determined through a combination of RFIs, vendor briefings, demonstrations and reference surveys/interviews providing quantitative as well as qualitative data.  The ABCD Vendor View shows the relative positions of each solution in four categories: Advanced technology, Breadth of functionality, Customer base, and Depth of service.

 “We appreciate the Celent recognition for ALIS’s breadth of functionality.  It validates our belief that our functionality is a strong market differentiator for us,” said Ron Karam, head of North America insurance business at Sapiens. “We are especially pleased to be highlighted in Celent’s North America report since we have made significant investments in this market, and success in North America is strategic to our business and key to achieving our goals.”

Commenting on the award, Roni Al-Dor, President and CEO of Sapiens added, “We are proud to be recognized by Celent for our functionality and for our role in providing insurers with rich solutions that deliver business value. We appreciate the trust our customers have in ALIS and in our company’s commitment to the North American market. We will continue to invest and enhance our ALIS offering to earn an even greater share and a leadership position in the life and annuity policy administration systems markets.”

About Sapiens International
Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 70 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:
Osnat Segev-Harel, CMO
Sapiens International
+1-877-554-2426
+972-8-9382721
Osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: December 20, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer